VIA EDGAR

March 29, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Mitchell Austin

Re:	RICHTECH ROBOTICS INC.
Registration Statement on Form S-1
Filed March 18, 2024
File No. 333-278013

Dear Mr. Austin:

Richtech Robotics Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 21, 2024, regarding our Registration Statement on Form S-1 filed with the Commission on March 18, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to Registration Statement on Form S-1/A (the “Registration Statement”), which is being submitted to the Commission contemporaneously with the submission of this letter.

General

1.	Please revise to disclose the material market activities of the equity line investor, including:

●	any short selling of the company’s securities or other hedging activities that the equity line investor may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement; and

●	how the equity line investor intends to distribute the securities it owns or will acquire.

Response: In response to the Staff’s comment, we have revised the disclosures on the cover and pages 3 and 18 of the Registration Statement.

2.	Please revise to disclose how the provisions of Regulation M may prohibit the equity line investor and any other distribution participants that are participating in the distribution of the company’s securities from:

●	engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and

●	purchasing shares in the open market while the equity line is in effect.

Response: In response to the Staff’s comment, we have revised the disclosures page 19 of the Registration Statement.

Risk Factors

Risks Related to this Offering, page 11

3.	We note that the equity line investor may engage in short selling. Please add a risk factor discussing that the equity line investor can engage in short-selling activities and explaining how any sales activities after announcement of a put may negatively affect the company’s share price.

Response: We respectfully advise the Staff that the investor has represented to us that at no time prior to entering into the Purchase Agreement (as defined in the Registration Statement) has it has engaged in or effected, in any manner whatsoever, directly or indirectly, for its own principal account, any short sales of the shares of Class B common stock of the Company (the “Class B Common Stock”) or any hedging transaction, in either case which establishes a net short position with respect to the shares of Class B Common Stock. Further, pursuant to the terms of the Purchase Agreement, the investor has agreed that it and its affiliates will not engage in any short sales during the term of the Purchase Agreement and will not enter into any transaction that establishes a net short position with respect to the Class B Common Stock.

Exhibits, page II-4

4.	The auditor consent filed as Exhibit 23.1 fails to cover the period ended September 30, 2023. Please file a revised auditor consent that covers this period.

Response: We respectfully advise the Staff that we have filed a revised auditor consent as Exhibit 23.1 to the Registration Statement.

*****

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Richard Anslow, Esq., at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Zhenwu Huang
Zhenwu Huang, Chief Executive Officer

cc:	Richard Anslow, Esq.
Ellenoff Grossman & Schole LLP